Exhibit 99.1

PRESS RELEASE
August 15, 2024 at 7:00 a.m. ET

Gambling.com Group Reports Second Quarter 2024 Results
and Raises 2024 Guidance
–Second Quarter Revenue Increases 18% to Record $30.5 Million; Net Income Rises to $6.9 Million
–Record Second Quarter Adjusted EBITDA of $11.2 Million

CHARLOTTE – August 15, 2024 – Gambling.com Group Limited (Nasdaq: GAMB) (“Gambling.com Group” or the “Company”), a fast-growing provider of digital marketing services for the global online gambling industry, today reported financial results for the second quarter ended June 30, 2024. The Company also raised its 2024 revenue and Adjusted EBITDA guidance as detailed below.

“Our second quarter and year-to-date results highlight the incredible power of our high-intent audience and the clear value we create for our online gambling operator clients. Our team’s proven ability to dynamically manage our owned and operated assets to quickly address changes to the operating environment was evident in the second quarter’s strong topline and Adjusted EBITDA growth, and will continue to benefit us in the future,” commented Charles Gillespie, Chief Executive Officer and Co-Founder of Gambling.com Group. “As we continue to execute at a high level, expand our footprint in the online gambling ecosystem and leverage industry growth opportunities, we continue to see a clear path towards our goal of $100 million in annual Adjusted EBITDA. Our significant share repurchase activity in the first half of this year underscores our confidence in the future of the business.”
Elias Mark, Chief Financial Officer of Gambling.com Group added, “Our second quarter performance was driven by our team’s faster than expected re-calibration of our portfolio, leading to accelerated performance of our owned and operated assets. Year-over-year second quarter revenue and Adjusted EBITDA growth of 18% and 19%, respectively, reflect very strong delivery of iGaming NDCs across Europe, including the United Kingdom, as well as resiliency in our North American business, against a challenging comparative prior-year period.”

Second Quarter 2024 vs. Second Quarter 2023 Financial Highlights
(USD in thousands, except per share data, unaudited)

	Three Months Ended June 30,		Change
	2024	2023	%
Revenue	30,541	25,972	18%
Net income for the period attributable to shareholders (1)	6,930	278	2393%
Net income per share attributable to shareholders, diluted (1)	0.19	0.01	1800%
Net income margin (1)	23%	1%
Adjusted net income for the period attributable to shareholders (1)(2)	7,356	6,535	13%
Adjusted net income per share attributable to shareholders, diluted (1)(2)	0.20	0.17	18%
Adjusted EBITDA (1)(2)	11,211	9,424	19%
Adjusted EBITDA Margin (1)(2)	37%	36%
Cash flows generated by operating activities	193	4,586	(96)%
Free Cash Flow (2)	5,983	8,653	(31)%
__________
(1) For the three months ended June 30, 2024, Net income and Net income per share include, and Adjusted net income and Adjusted net income per share exclude, adjustments related to the Company's 2022 acquisition of BonusFinder of $0.4 million, or $0.01 per share.

Similarly, these adjustments totaled $6.1 million, or $0.16 per share, for the three months ended June 30, 2023. See “Supplemental Information - Non-IFRS Financial Measures” and the tables at the end of this release for an explanation of the adjustments.
(2) Represents a non-IFRS measure. See “Supplemental Information - Non-IFRS Financial Measures” and the tables at the end of this release for reconciliations to the comparable IFRS numbers.

Second Quarter 2024 and Recent Business Highlights

•Delivered more than 108,000 new depositing customers (“NDCs”)
•Completed highly accretive acquisition of Freebets.com and related assets on April 1st, and made the initial consideration payment of $20.0 million
•Repurchased 833,770 shares at an average price of $8.17 per share. Subsequent to the end of the second quarter, repurchased an additional 798,061 shares at an average price of $8.87 per share
•Made final deferred consideration payment of $13.6 million for BonusFinder.com
•Drew $18.0 million on the credit facility
•Authorized an additional $10.0 million for the Company's share repurchase program on August 14th

Second Quarter 2024 Results Compared to Second Quarter 2023

Revenue rose 18% year-over-year to a second quarter record $30.5 million. The Company delivered more than 108,000 NDCs to customers, an increase of 19% year-over-year, even as the year-ago period benefited from atypically strong growth in U.S. sports betting NDCs, which did not recur this year.

Gross profit increased 16% to $29.1 million, including a $0.5 million increase in cost of sales related to the Company's media partnerships.

Total operating expenses decreased 15% to $20.8 million, reflecting the elimination of fair value movement in contingent consideration and a modest decrease in general and administrative expenses, partially offset by increases in sales and marketing and technology expenses.

Net income attributable to shareholders rose from $0.3 million to $6.9 million and net income per share rose from $0.01 to $0.19. Adjusted net income increased 13% to $7.4 million and adjusted net income per share increased 18% to $0.20.

Adjusted EBITDA was $11.2 million, reflecting an Adjusted EBITDA margin of 37% as compared to Adjusted EBITDA of $9.4 million and an Adjusted EBITDA margin of 36%, in the year-ago period.

Operating cash flow of $0.2 million included $7.2 million for the final deferred consideration payment for the acquisition of BonusFinder. Absent the deferred consideration payment, operating cash flow would have been $7.4 million. Free Cash Flow was $6.0 million compared to $8.7 million in the year-ago period reflecting working capital movements and increased capital expenditures.
2024 Outlook

Gambling.com Group today updated its 2024 full-year revenue and Adjusted EBITDA guidance. The Company now expects full year revenue of $123 million to $127 million and Adjusted EBITDA of $44 million to $47 million. The midpoints of the new full year revenue and Adjusted EBITDA guidance ranges represent year-over-year growth of 15% and 24%, respectively. The Company's updated outlook compares to the guidance provided on May 16, 2024 for revenue of $118 million to $122 million and Adjusted EBITDA of $40 million to $44 million.

The Company’s guidance assumes:

•No additional North American markets come online over the balance of 2024
•Apart from the completed acquisition of Freebets.com and related assets, no benefit from any additional acquisitions in 2024
•Full year cost of sales of approximately $6.5 million, of which $3.7 million was incurred in the first half of 2024
•An average EUR/USD exchange rate of 1.09 throughout 2024

First Half 2024 vs. First Half 2023 Financial Highlights
(USD in thousands, except per share data, unaudited)

	Six Months Ended June 30,		Change
	2024	2023	%
Revenue	59,756	52,664	13%
Net income for the period attributable to shareholders (1)	14,229	6,873	107%
Net income per share attributable to shareholders, diluted (1)	0.38	0.18	111%
Net income margin (1)	24%	13%
Adjusted net income for the period attributable to shareholders (1)(2)	14,908	14,086	6%
Adjusted net income per share attributable to shareholders, diluted (1)(2)	0.40	0.37	8%
Adjusted EBITDA (1)(2)	21,370	20,097	6%
Adjusted EBITDA Margin (1)(2)	36%	38%
Cash flows generated by operating activities	8,999	11,669	(23)%
Free Cash Flow (2)	14,176	15,124	(6)%
__________
(1) For the six months ended June 30, 2024, Net income and Net income per share include, and Adjusted net income and Adjusted net income per share exclude, adjustments related to the Company's 2022 acquisition of BonusFinder of $0.7 million, or $0.02 per share. Similarly, these adjustments totaled $7.0 million, or $0.19 per share, for the six months ended June 30, 2023. See “Supplemental Information - Non-IFRS Financial Measures” and the tables at the end of this release for an explanation of the adjustments.
(2) Represents a non-IFRS measure. See “Supplemental Information - Non-IFRS Financial Measures” and the tables at the end of this release for reconciliations to the comparable IFRS numbers.

Conference Call Details

Date/Time:	Thursday, August 15, 2024, at 8:00 a.m. ET
Webcast:	https://www.webcast-eqs.com/gamb20240815/en
U.S. Toll-Free Dial In:	877-407-0890
International Dial In:	1 201-389-0918
To access, please dial in approximately 10 minutes before the start of the call. An archived webcast of the conference call will also be available in the News & Events section of the Company’s website at gambling.com/corporate/investors/news-events. Information contained on the Company’s website is not incorporated into this press release.
###
For further information, please contact:

Investors: Peter McGough, Gambling.com Group, investors@gdcgroup.com
Richard Land, Norberto Aja, JCIR, GAMB@jcir.com, 212-835-8500
Media: Eddie Motl, Gambling.com Group, media@gdcgroup.com
About Gambling.com Group Limited

Gambling.com Group Limited (Nasdaq: GAMB) (the “Group”) is a fast-growing provider of digital marketing services for the global online gambling industry. Founded in 2006, the Group has offices globally, primarily operating in the United States and Ireland. Through its proprietary technology platform, the Group publishes a portfolio of premier branded websites including Gambling.com, Bookies.com, Casinos.com, and RotoWire.com. Gambling.com Group owns and operates more than 50 websites in seven languages across 15 national markets covering all aspects of the online gambling industry, including iGaming and sports betting, and the fantasy sports industry.
Use of Non-IFRS Measures
This press release contains certain non-IFRS financial measures, such as Adjusted Net Income, EBITDA, Adjusted EBITDA, Adjusted EBITDA Margin, Free Cash Flow, and related ratios. See “Supplemental Information - Non-IFRS Financial Measures” and the tables at the end of this release for an explanation of the adjustments and reconciliations to the comparable IFRS numbers.
Cautionary Note Concerning Forward-Looking Statements

This press release contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, Section 21E of the Securities Exchange Act of 1934, as amended, and the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995, that relate to our current expectations and views of future events. All statements other than statements of historical facts contained in this press release, including statements relating to the ability of our owned and operated websites to generate higher revenues and Adjusted EBIDTA and otherwise benefit us in the future, whether we can achieve $100 million in annual Adjusted EBITDA, and our 2024 outlook, are all forward-looking statements. These statements represent our opinions, expectations, beliefs, intentions, estimates or strategies regarding the future, which may not be realized. In some cases, you can identify forward-looking statements by terms such as “believe,” “may,” “estimate,” “continue,” “anticipate,” “intend,” “should,” “plan,” “expect,” “predict,” “potential,” “could,” “will,” “would,” “ongoing,” “future” or the negative of these terms or other similar expressions that are intended to identify forward-looking statements, although not all forward-looking statements contain these identifying words. Forward-looking statements are based largely on our current expectations and projections about future events and financial trends that we believe may affect our financial condition, results of operations, business strategy, short-term and long-term business operations and objectives and financial needs. These forward-looking statements involve known and unknown risks, uncertainties, contingencies, changes in circumstances that are difficult to predict and other important factors that may cause our actual results, performance, or achievements to be materially and/or significantly different from any future results, performance or achievements expressed or implied by the forward-looking statement. Important factors that could cause actual results to differ materially from our expectations are discussed under “Item 3. Key Information - Risk Factors” in Gambling.com Group’s annual report filed on Form 20-F for the year ended December 31, 2023 with the U.S. Securities and Exchange Commission (the “SEC”) on March 21, 2024, and Gambling.com Group’s other filings with the SEC as such factors may be updated from time to time. Any forward-looking statements contained in this press release speak only as of the date hereof and accordingly undue reliance should not be placed on such statements. Gambling.com Group disclaims any obligation or undertaking to update or revise any forward-looking statements contained in this press release, whether as a result of new information, future events or otherwise, other than to the extent required by applicable law.

Consolidated Statements of Comprehensive Income (Unaudited)
(USD in thousands, except per share amounts)

The following table details the consolidated statements of comprehensive income for the three and six months ended June 30, 2024 and 2023 in the Company's reporting currency and constant currency.

	Reporting Currency			Constant Currency	Reporting Currency			Constant Currency
	Three Months Ended June 30,		Change	Change	Six Months Ended June 30,		Change	Change
	2024	2023	%	%	2024	2023	%	%
Revenue	30,541	25,972	18%	19%	59,756	52,664	13%	14%
Cost of sales	(1,436)	(896)	60%	62%	(3,669)	(1,887)	94%	96%
Gross profit	29,105	25,076	16%	17%	56,087	50,777	10%	11%
Sales and marketing expenses	(10,713)	(8,744)	23%	24%	(20,325)	(17,008)	20%	20%
Technology expenses	(3,094)	(2,464)	26%	27%	(6,309)	(4,704)	34%	35%
General and administrative expenses	(6,237)	(6,928)	(10)%	(9)%	(12,541)	(12,466)	1%	1%
Movements in credit losses allowance and write-offs	(741)	(118)	528%	533%	(701)	(767)	(9)%	(8)%
Fair value movement on contingent consideration	—	(6,087)	(100)%	(100)%	—	(6,939)	(100)%	(100)%
Operating profit	8,320	735	1032%	1046%	16,211	8,893	82%	83%
Finance income	230	606	(62)%	(62)%	1,174	706	66%	67%
Finance expenses	(897)	(420)	114%	116%	(1,351)	(983)	37%	38%
Income before tax	7,653	921	731%	741%	16,034	8,616	86%	87%
Income tax charge	(723)	(643)	12%	14%	(1,805)	(1,743)	4%	4%
Net income for the period attributable to shareholders	6,930	278	2393%	2429%	14,229	6,873	107%	108%
Other comprehensive income (loss)
Exchange differences on translating foreign currencies	(921)	(676)	36%	38%	(3,515)	692	(608)%	(611)%
Total comprehensive income for the period attributable to shareholders	6,009	(398)	1610%	1621%	10,714	7,565	42%	43%

Consolidated Statements of Financial Position (Unaudited)
(USD in thousands)

	JUNE 30, 2024	DECEMBER 31, 2023
ASSETS
Non-current assets
Property and equipment	1,687	908
Right-of-use assets	5,272	1,460
Intangible assets	133,164	98,000
Deferred tax asset	6,694	7,134
Total non-current assets	146,817	107,502
Current assets
Trade and other receivables	20,807	21,938
Cash and cash equivalents	7,523	25,429
Total current assets	28,330	47,367
Total assets	175,147	154,869
EQUITY AND LIABILITIES
Equity
Share capital	—	—
Capital reserve	75,778	74,166
Treasury shares	(12,916)	(3,107)
Share-based compensation reserve	8,900	7,414
Foreign exchange translation deficit	(7,722)	(4,207)
Retained earnings	58,887	44,658
Total equity	122,927	118,924
Non-current liabilities
Lease liability	4,344	1,190
Deferred tax liability	2,208	2,008
Borrowings	17,032	—
Total non-current liabilities	23,584	3,198
Current liabilities
Trade and other payables	6,958	10,793
Deferred income	1,869	2,207
Deferred consideration	17,092	18,811
Contingent consideration	1,317	—
Borrowings and accrued interest	145	—
Other liability	—	308
Lease liability	1,217	533
Income tax payable	38	95
Total current liabilities	28,636	32,747
Total liabilities	52,220	35,945
Total equity and liabilities	175,147	154,869

Consolidated Statements of Cash Flows (Unaudited)
(USD in thousands)

	Three months ended June 30,		Six Months Ended June 30,
	2024	2023	2024	2023
Cash flow from operating activities
Income before tax	7,653	921	16,034	8,616
Finance expense, net	667	(187)	177	277

Adjustments for non-cash items:
Depreciation and amortization	1,621	480	2,245	1,025
Movements in credit loss allowance and write-offs	741	118	701	767
Fair value movement on contingent consideration	—	6,087	—	6,939
Share-based payment expense	1,720	1,253	2,557	2,099
Income tax paid	(1,654)	(1,899)	(1,440)	(1,789)
Payment of contingent consideration	—	(4,621)	—	(4,621)
Payment of deferred consideration	(7,156)	—	(7,156)	—
Cash flows from operating activities before changes in working capital	3,592	2,152	13,118	13,313
Changes in working capital
Trade and other receivables	(2,204)	1,971	36	(1,892)
Trade and other payables	(1,195)	401	(4,155)	186
Inventories	—	62	—	62
Cash flows generated by operating activities	193	4,586	8,999	11,669
Cash flows from investing activities
Acquisition of property and equipment	(842)	(51)	(914)	(204)
Acquisition of intangible assets	(20,605)	(127)	(20,605)	(392)
Capitalization of internally developed intangibles	(524)	(503)	(1,065)	(962)
Interest received from bank deposits	30	—	104	—
Payment of deferred consideration	(5,594)	—	(10,044)	(2,390)
Payment of contingent consideration	—	(5,557)	—	(5,557)
Cash flows used in investing activities	(27,535)	(6,238)	(32,524)	(9,505)
Cash flows from financing activities
Exercise of options	451	—	557	—
Treasury shares acquired	(6,666)	(759)	(9,750)	(759)
Proceeds from borrowings	18,000	—	18,000	—
Transaction costs related to borrowings	(847)	—	(847)	—
Interest payment attributable to third party borrowings	(174)	—	(174)	—
Interest payment attributable to deferred consideration settled	(832)	—	(1,382)	(110)
Principal paid on lease liability	(154)	(94)	(254)	(199)
Interest paid on lease liability	(55)	(40)	(89)	(87)
Cash flows generated by (used in) financing activities	9,723	(893)	6,061	(1,155)
Net movement in cash and cash equivalents	(17,619)	(2,545)	(17,464)	1,009
Cash and cash equivalents at the beginning of the period	25,318	33,564	25,429	29,664
Net foreign exchange differences on cash and cash equivalents	(176)	292	(442)	638
Cash and cash equivalents at the end of the period	7,523	31,311	7,523	31,311

Earnings Per Share

Below is a reconciliation of basic and diluted earnings per share as presented in the Consolidated Statement of Comprehensive Income for the period specified, stated in USD thousands, except per share amounts (unaudited):

	Three Months Ended June 30,		Reporting Currency Change	Constant Currency Change	Six Months Ended June 30,		Reporting Currency Change	Constant Currency Change
	2024	2023	%	%	2024	2023	%	%
Net income for the period attributable to shareholders	6,930	278	2393%	2429%	14,229	6,873	107%	108%
Weighted-average number of ordinary shares, basic	36,724,946	37,082,794	(1)%	(1)%	36,906,748	36,757,214	—%	—%
Net income per share attributable to shareholders, basic	0.19	0.01	1800%	1800%	0.39	0.19	105%	105%

Net income for the period attributable to shareholders	6,930	278	2393%	2429%	14,229	6,873	107%	108%
Weighted-average number of ordinary shares, diluted	36,990,785	38,462,183	(4)%	(4)%	37,212,252	38,123,560	(2)%	(2)%
Net income per share attributable to shareholders, diluted	0.19	0.01	1800%	1800%	0.38	0.18	111%	111%
Disaggregated Revenue
Revenue is disaggregated based on how the nature, amount, timing and uncertainty of the revenue and cash flows are affected by economic factors.
The Company presents revenue as disaggregated by market based on the location of end user as follows:

	Three Months Ended June 30,		Change	Six Months Ended June 30,		Change
	2024	2023	2024 vs 2023	2024	2023	2024 vs 2023
North America	12,257	13,361	(8)%	27,073	27,504	(2)%
U.K. and Ireland	9,911	8,364	18%	18,831	16,891	11%
Other Europe	5,931	2,812	111%	9,792	5,582	75%
Rest of the world	2,442	1,435	70%	4,060	2,687	51%
Total revenues	30,541	25,972	18%	59,756	52,664	13%
The Company presents disaggregated revenue by monetization type as follows:

	Three Months Ended June 30,		Change	Six Months Ended June 30,		Change
	2024	2023	2024 vs 2023	2024	2023	2024 vs 2023
Performance marketing	24,219	20,776	17%	47,592	42,537	12%
Subscription and content syndication	1,946	1,712	14%	3,905	3,575	9%
Advertising and other	4,376	3,484	26%	8,259	6,552	26%
Total revenues	30,541	25,972	18%	59,756	52,664	13%

The Company also tracks its revenues based on the product type from which it is derived. Revenue disaggregated by product type was as follows:

	Three Months Ended June 30,		Change	Six Months Ended June 30,		Change
	2024	2023	2024 vs 2023	2024	2023	2024 vs 2023
Casino	22,073	17,541	26%	41,883	34,613	21%
Sports	8,180	8,394	(3)%	17,317	17,588	(2)%
Other	288	37	678%	556	463	20%
Total revenues	30,541	25,972	18%	59,756	52,664	13%
Supplemental Information
Rounding
We have made rounding adjustments to some of the figures included in the discussion and analysis of our financial condition and results of operations together with our consolidated financial statements and the related notes thereto. Accordingly, numerical figures shown as totals in some tables may not be an arithmetic aggregation of the figures that preceded them.
Non-IFRS Financial Measures
Management uses several financial measures, both IFRS and non-IFRS financial measures in analyzing and assessing the overall performance of the business and for making operational decisions.
Adjusted Net Income and Adjusted Net Income Per Share

Adjusted net income is a non-IFRS financial measure defined as net income attributable to equity holders excluding the fair value gain or loss related to contingent consideration, unwinding of deferred consideration, and certain employee bonuses related to acquisitions. Adjusted net income per diluted share is a non-IFRS financial measure defined as adjusted net income attributable to equity holders divided by the diluted weighted average number of common shares outstanding.

We believe adjusted net income and adjusted net income per diluted share are useful to our management as a measure of comparative performance from period to period as these measures remove the effect of the fair value gain or loss related to the contingent consideration, unwinding of deferred consideration, and certain employee bonuses, all associated with our acquisitions, during the limited period where these items are incurred. The unwinding of deferred consideration during the three and six months ended June 30, 2024 is mainly associated with the unwinding of the discount applied to the valuation of deferred consideration for the acquisition of the Freebets.com assets. The unwinding of deferred consideration and employee bonuses incurred until April 2024 relate to the Company’s acquisition of RotoWire and BonusFinder. See Note 5 of the consolidated financial statements for the year ended December 31, 2023 filed on March 21, 2024 for a description of the contingent and deferred considerations associated with our 2022 acquisitions.

Below is a reconciliation to Adjusted net income attributable to equity holders and Adjusted net income per share, diluted from net income for the period attributable to the equity holders and net income per share attributed to ordinary shareholders, diluted as presented in the Consolidated Statements of Comprehensive Income and for the period specified stated in the Company's reporting currency and constant currency (unaudited):

	Reporting Currency			Constant Currency	Reporting Currency			Constant Currency
	Three months ended June 30,		Change	Change	Six Months Ended June 30,		Change	Change
	2024	2023	%	%	2024	2023	%	%
Revenue	30,541	25,972	18%	19%	59,756	52,664	13%	14%
Net income for the period attributable to shareholders	6,930	278	2393%	2429%	14,229	6,873	107%	108%
Net income margin	23%	1%			24%	13%

Net income for the period attributable to shareholders	6,930	278	2393%	2429%	14,229	6,873	107%	108%
Fair value movement on contingent consideration (1)	—	6,087	(100)%	(100)%	—	6,939	(100)%	(100)%
Unwinding of deferred consideration (1)	426	55	675%	689%	679	109	523%	529%
Employees' bonuses related to acquisition(1)	—	115	(100)%	(100)%	—	165	(100)%	(100)%
Adjusted net income for the period attributable to shareholders	7,356	6,535	13%	14%	14,908	14,086	6%	7%
Net income per share attributable to shareholders, basic	0.19	0.01	1800%	1800%	0.39	0.19	105%	105%
Effect of adjustments for fair value movements on contingent consideration, basic	0.00	0.16	(100)%	(100)%	0.00	0.19	(100)%	(100)%
Effect of adjustments for unwinding on deferred consideration, basic	0.01	0.00	100%	100%	0.02	0.00	100%	100%
Effect of adjustments for bonuses related to acquisition, basic	0.00	0.00	—%	—%	0.00	0.00	—%	—%
Adjusted net income per share attributable to shareholders, basic	0.20	0.17	18%	11%	0.41	0.38	8%	8%
Net income per share attributable to ordinary shareholders, diluted	0.19	0.01	1800%	1800%	0.38	0.18	111%	111%
Adjusted net income per share attributable to shareholders, diluted	0.20	0.17	18%	18%	0.40	0.37	8%	8%
__________
(1) There is no tax impact from fair value movement on contingent consideration, unwinding of deferred consideration or employee bonuses related to acquisition.
EBITDA, Adjusted EBITDA and Adjusted EBITDA Margin
EBITDA is a non-IFRS financial measure defined as earnings excluding interest, income tax (charge) credit, depreciation, and amortization. Adjusted EBITDA is a non-IFRS financial measure defined as EBITDA adjusted to exclude the effect of non-recurring items, significant non-cash items, share-based payment expense, foreign exchange gains (losses), fair value of contingent consideration, and other items that our board of directors believes do not reflect the underlying performance of the business, including acquisition related expenses, such as acquisition related costs and bonuses. Adjusted EBITDA Margin is a non-IFRS measure defined as Adjusted EBITDA as a percentage of revenue.
We believe Adjusted EBITDA and Adjusted EBITDA Margin are useful to our management team as a measure of comparative operating performance from period to period as those measures remove the effect of items not directly resulting from our core operations including effects that are generated by differences in capital structure, depreciation, tax effects and non-recurring events.

While we use Adjusted EBITDA and Adjusted EBITDA Margin as tools to enhance our understanding of certain aspects of our financial performance, we do not believe that Adjusted EBITDA and Adjusted EBITDA Margin are substitutes for, or superior to, the information provided by IFRS results. As such, the presentation of Adjusted EBITDA and Adjusted EBITDA Margin is not intended to be considered in isolation or as a substitute for any measure prepared in accordance with IFRS. The primary limitations associated with the use of Adjusted EBITDA and Adjusted EBITDA Margin as compared to IFRS results are that Adjusted EBITDA and Adjusted EBITDA Margin as we define them may not be comparable to similarly titled measures used by other companies in our industry and that Adjusted EBITDA and Adjusted EBITDA Margin may exclude financial information that some investors may consider important in evaluating our performance.
Below is a reconciliation to EBITDA, Adjusted EBITDA from net income for the period attributable to shareholders as presented in the Consolidated Statements of Comprehensive Income and for the period specified (unaudited):

	Reporting Currency			Constant Currency	Reporting Currency			Constant Currency
	Three Months Ended June 30,		Change	Change	Six Months Ended June 30,		Change	Change
	2024	2023	%	%	2024	2023	%	%
	(USD in thousands)				(USD in thousands)
Net income (loss) for the period attributable to shareholders	6,930	278	2393%	2429%	14,229	6,873	107%	108%
Add back (deduct):
Interest expenses on borrowings and lease liability	445	44	911%	911%	479	87	451%	457%
Income tax charge	723	643	12%	14%	1,805	1,743	4%	4%
Depreciation expense	71	63	13%	15%	141	120	18%	18%
Amortization expense	1,550	417	272%	275%	2,104	905	132%	134%
EBITDA	9,719	1,445	573%	580%	18,758	9,728	93%	94%
Share-based payment and related expense	1,720	1,253	37%	39%	2,557	2,099	22%	23%
Fair value movement on contingent consideration	—	6,087	(100)%	(100)%	—	6,939	(100)%	(100)%
Interest income	(30)	(60)	(50)%	(49)%	(104)	(79)	32%	33%
Unwinding of deferred consideration	426	55	675%	689%	679	109	523%	529%
Foreign currency translation losses (gains), net	(198)	(243)	(19)%	(18)%	(917)	103	(990)%	(999)%
Other finance results	24	18	33%	33%	40	57	(30)%	(30)%
Secondary offering related costs	—	733	(100)%	(100)%	—	733	(100)%	(100)%
Acquisition related costs (1)(2)	(450)	21	(2243)%	(2243)%	357	243	47%	48%
Employees' bonuses related to acquisition	—	115	(100)%	(100)%	—	165	(100)%	(100)%
Adjusted EBITDA	11,211	9,424	19%	20%	21,370	20,097	6%	7%

__________
(1) The acquisition costs are related to historical and contemplated business combinations of the Group.
(2) During the three months ended June 30, 2024, accounting treatment related to the asset acquisition in April 2024 was finalized which resulted in capitalization of $0.5 million acquisition related costs incurred during the three months ended March 31, 2024

Below is the Adjusted EBITDA Margin calculation for the period specified stated in the Company's reporting currency and constant currency (unaudited):

	Reporting Currency			Constant Currency	Reporting Currency			Constant Currency
	Three Months Ended June 30,		Change	Change	Six Months Ended June 30,		Change	Change
	2024	2023	%	%	2024	2023	%	%
	(USD in thousands, except margin)				(in thousands USD, except margin)
Revenue	30,541	25,972	18%	19%	59,756	52,664	13%	14%
Adjusted EBITDA	11,211	9,424	19%	20%	21,370	20,097	6%	7%
Adjusted EBITDA Margin	37%	36%			36%	38%
In regard to forward looking non-IFRS guidance, we are not able to reconcile the forward-looking non-IFRS Adjusted EBITDA measure to the closest corresponding IFRS measure without unreasonable efforts because we are unable to predict the ultimate outcome of certain significant items including, but not limited to, fair value movements, share-based payments for future awards, acquisition-related expenses and certain financing and tax items.
Free Cash Flow
Free Cash Flow is a non-IFRS liquidity financial measure defined as cash flow from operating activities less capital expenditures. In the second quarter of 2024, the Company changed its definition of free cash flow to exclude from capital expenditures the cash flows related to acquisitions accounted for as business combinations and asset acquisitions. Previously, capital expenditures only excluded cash flows related to business combinations. The Company believes that this more appropriately reflects the measurement of free cash flow as it limits the adjustments to capital expenditures that relate to ongoing maintenance capital expenditure.
We believe Free Cash Flow is useful to our management team as a measure of financial performance as it measures our ability to generate additional cash from our operations. While we use Free Cash Flow as a tool to enhance our understanding of certain aspects of our financial performance, we do not believe that Free Cash Flow is a substitute for, or superior to, the information provided by IFRS metrics. As such, the presentation of Free Cash Flow is not intended to be considered in isolation or as a substitute for any measure prepared in accordance with IFRS.
The primary limitation associated with the use of Free Cash Flow as compared to IFRS metrics is that Free Cash Flow does not represent residual cash flows available for discretionary expenditures because the measure does not deduct the payments required for debt payments and other obligations or payments made for acquisitions. Free Cash Flow as we define it also may not be comparable to similarly titled measures used by other companies in the online gambling affiliate industry.
Below is a reconciliation to Free Cash Flow from cash flows generated by operating activities as presented in the Consolidated Statement of Cash Flows for the period specified in the Company's reporting currency (unaudited):

	Three Months Ended June 30,		Change	Six Months Ended June 30,		Change
	2024	2023	%	2024	2023	%
	(in thousands USD, unaudited)			(USD in thousands, unaudited)
Cash flows generated by operating activities	193	4,586	(96)%	8,999	11,669	(23)%
Adjustment for items presented in operating activities:
Payment of contingent consideration	—	4,621	(100)%	—	4,621	(100)%
Payment of deferred consideration	7,156	—	100%	7,156	—	100%
Adjustment for items presenting in investing activities:
Capital Expenditures (1)	(1,366)	(554)	147%	(1,979)	(1,166)	(70)%
Free Cash Flow	5,983	8,653	(31)%	14,176	15,124	(6)%
__________
(1) Capital expenditures are defined as the acquisition of property and equipment, and capitalized research and development costs, and excludes cash flows related to acquisitions accounted for as business combinations and asset acquisitions, as described above. Accordingly, capital expenditures presented above for the six months ended June 30, 2024 and 2023 exclude $20.6 million (related to the Freebets.com Asset acquisition) and $0.4 million, respectively.

Due to the change in the definition of free cash flow, as discussed above, the Company has recast its full year 2023, 2022 and 2021 free cash flow in the following tables.

The table below provides free cash flow in accordance with the changed definition of free cash flow, which excludes capital expenditures related to the acquisition of intangible assets:

	Year Ended December 31,
	2023	2022	2021
	(USD in thousands)
Cash flows generated by operating activities	17,910	18,755	13,997
Adjustment for items presented in operating activities:
Payment of contingent consideration	4,621	—	—
Payment of deferred consideration	2,897	—	—
Adjustment for items presenting in investing activities:
Capital Expenditures	(2,365)	(2,323)	(1,964)
Free Cash Flow	23,063	16,432	12,033

Capital expenditures presented above for the years ended December 31, 2023, 2022 and 2021 have been recast to exclude cash flows related to intangible asset acquisitions $6.9 million, $7.0 million and $3.6 million, respectively.